EXHIBIT 12

COCA-COLA ENTERPRISES, INC.

EARNINGS TO FIXED CHARGES

(In millions, except ratios)

	Year-ended December 31,
	2010	2009	2008	2007	2006
Computation of Earnings:
Income from continuing operations before income taxes	$746	$727	$629	$568	$458
Add:
Interest expense	66	86	118	138	132
Amortization of debt premium/discount and expenses	—	—	6	11	6
Interest portion of rent expense	27	25	31	29	30

Earnings as Adjusted	$839	$838	$784	$746	$626

Computation of Fixed Charges:
Interest expense	$66	$86	$118	$138	$132
Capitalized interest	—	—	1	1	1
Amortization of debt premium/discount and expenses	—	—	6	11	6
Interest portion of rent expense	27	25	31	29	30

Fixed charges	$93	$111	$156	$179	$169

Ratio of Earnings to Fixed Charges (A)	9.01	7.52	5.04	4.16	3.70

(A)	Ratios were calculated prior to rounding to millions.